

National Energy Improvement Fund, LLC

Subscription Agreement

Class CF 2.0 Preferred Equity Investment Certificates

Original Issue Price: $1,000
Offered in Incremental Amounts of $1,000

Target Offering Amount of $10,000 to a Maximum Offering Amount of $1,250,000
10 to 1,250 Class CF 2.0 **Preferred Equity Investment Certificates** or "Certificates",
"Class CF 2.0 Preferred Term Units" or "Class CF 2.0 Units"
Non-Voting Preferred Equity
Redeemable via 7-year Amortization

Interest Rate:
8.50% Annual Rate for investments $25,000 or greater
7.00% Annual Rate for investments of $1,000 to $24,999
Maximum Expected Return: Purchase Price plus 8.5% or 7% based on investment amount
Liquidation/Distribution Priority: Sixth
Redeemable at any time at the option of the Company

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Forum" located on the National Energy Improvement Fund, LLC Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

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1.   Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") of up to $1,250,000 of Class CF 2.0 Preferred Term Units (hereinafter, the "**Certificates**", "**Class CF 2.0 Equity Investment Certificates**" or the "**Class CF 2.0 Units**") issued by National Energy Improvement Fund, LLC, a Pennsylvania public benefit, for profit, limited liability company (LLC) organized on July 17, 2017 (the "**Company**") during the period set forth on the Company's offering page at www.raisegreen.com, subject to adjustment as described below (the "Offering Period", the last day of which is the "Offer Close Date") . The Certificates have no voting rights. The Certificates will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Certificates are generally summarized in the section entitled "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with the Operating Agreement (defined below) and all related attachments and disclosures to such documents, the "**Offering Disclosure Documents**"), and are also summarized in Appendix 1 attached hereto. Appendix 4 attached hereto contains a redacted copy of the Company's Fourth Amended and Restated Operating Agreement, dated October 12, 2023 (the "**Operating Agreement**"). Capitalized terms used, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Operating Agreement. In the case of a discrepancy between this agreement, the Form C, and/or the Operating Agreement, the terms in the Operating Agreement shall govern.

The Certificates are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the Commonwealth of Pennsylvania (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) business days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period, any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement.

For the avoidance of doubt, the term "Certificates" as defined herein shall be understood to represent the Class CF 2.0 Preferred Term Units (**Class CF 2.0 Equity Investment Certificates**" or the "**Class CF 2.0 Units")** and this shall not be in conflict with any definition of "Certificates" or "Membership Unit Certificates" as stated in the Operating Agreement.

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2.   Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for the number of Certificates (the "**Subscribed Securities**") at a price per Certificate ("Original Issue Price") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis if interest in the Offering exceeds the Target Offering Amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the Maximum Offering Amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, and (ii) this subscription is contingent upon the Offeree qualifying under the suitability standards described below.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized officer of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to forty-eight (48) hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by Offeree will be refunded to the Offeree in full (without interest).

3.   Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree shall pay to North Capital Private Securities (the "**Escrow Agent**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the number of Subscribed Securities multiplied by the Original Issue Price ($1,000), and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, and the Escrow Agent will release the funds to the Company.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

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4.   Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole, or in part, by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical Membership Unit Certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Certificates.

5.   Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a)   Organization and Standing

The Company is a limited liability company duly organized, validly existing and subsisting under the laws of the Commonwealth of Pennsylvania. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. The Subscribed Securities will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c)   Authorization

The Certificates, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Subscribed Securities will be subject to restrictions on transfer: (i) under state and federal securities laws; (ii) as may be set forth in the Company's Operating Agreement; and (iii) as otherwise set forth herein.

(d)   No Other Representations or Warranties.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 5, NEITHER THE COMPANY, NOR ANY OTHER PERSON, HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY (WHETHER EXPRESS OR IMPLIED), EITHER WRITTEN OR ORAL, ON BEHALF OF THE COMPANY, WHETHER WITH RESPECT TO THE SUBSCRIBED SECURITIES OR OTHERWISE.

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6. Representations of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

(a) *Suitability Standards*

(i) The Offeree is familiar with, and understands the business and financial position of, the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents and/or the Operating Agreement;

(ii) The Offeree, either alone, or together, with the Offeree's representatives or advisors, has such knowledge and experience in financial matters that the Offeree is capable of evaluating the merits and risks of the acquisition of the Subscribed Securities and has the capacity to protect the Offeree's own interests in connection with such acquisition. With the assistance of any applicable professional advisors of Offeree, to the extent that the Offeree has deemed appropriate, the Offeree has made their own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Subscribed Securities and the consequences of this Agreement;

(iii) As set forth above, the Offeree is relying on the Offeree's own business judgment and knowledge concerning the business, financial condition and prospects of the Company and in making the decision to acquire the Subscribed Securities. Accordingly, the Offeree acknowledges that, except as set forth in this Agreement (or the Offering Disclosure Documents), neither the Company, nor any person acting on its behalf, has been authorized to make any representation or warranty relating to the Subscribed Securities or the Company, and, if made, any such representation or warranty, other than as set forth in this Agreement (or the Offering Disclosure Documents), must not be relied upon as having been authorized by the Company or any person acting on its behalf. Without limiting the foregoing, the Offeree acknowledges and agrees that: (A) any information or explanations provided by the Company that are related to the terms and conditions of this Agreement, the Company and/or the Subscribed Securities, shall not be considered investment advice or a recommendation to purchase the Subscribed Securities; and (B) the Offeree confirms that the Company has not: (1) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (2) made any representation to the undersigned regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iv) In addition, the Offeree acknowledges that in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that

the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(v)   The Offeree understands that: (i) an investment in the Subscribed Securities is a speculative investment which involves a high degree of risk of loss of such Offeree's investment therein; and (ii) there is no assurance that the Company's operations will be profitable or cash flow positive at any time in the future. Without limiting the foregoing, the Offeree understands and acknowledges that there are substantial risks incident to an investment in the Subscribed Securities. The Offeree is able to bear the economic risk of such investment for an indefinite period of time, including the risk of a complete loss of the Offeree's investment in such securities;

(iv) any financial information that it has provided to Raise Green and/or the Company (whether in connection with this Agreement or otherwise) accurately reflects the Offeree's financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition; and

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects.

(b)   *Disclosure of Information*

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities.

(ii) the Offeree has received and read the Operating Agreement and Offering Disclosure Documents (including, without limitation, any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto.

(iii) the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested.

(iv) in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice.

(c)   *Power & Authority*

(i)   if the Offeree is an individual, that the Offeree (A) is at least eighteen (18) years of age; (B) maintains his or her principal residence in the U.S. State shown in Section D; and (C) has the adequate means of providing for his or her current needs and all personal and business contingencies.

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(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms.

(d)   *No Resale; No Withholding; Manner of Offering*

(i)   the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person.

(ii)   the Offeree is not subject to backup withholding.

(e)   *Updates and Reliance*

The Offeree shall notify Raise Green at Investors@raisegreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7.   Acknowledgements and Understandings of the Offeree.

(a)   *No Registration*

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i)   the Subscribed Securities have not been registered under the Securities Act or the securities laws of any other state or jurisdiction (including, without limitation, the Commonwealth of Pennsylvania);

(ii)   no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii)   the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling, or otherwise transferring, the Subscribed Securities or any portion thereof unless the transfer is

otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop; and

(iv)   the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws, there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company.

(v)   it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities;

(vi)   none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them;

(vii)   if the Offeree lives outside the United States, it is the investor's responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase of the securities, including obtaining required governmental or other consents or observing any other required governmental or other consents or observing any other required legal or other formalities. The Company reserves the right to deny the purchase of the securities by any purchaser.

(b)   Transfer Restrictions

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions). Additional restrictions on transfer may be set forth in the Operating Agreement.

(ii)   the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations.

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(iii) consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c) _No Cancellation_

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8. Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i) the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary to comply with any and all laws and regulations to which the Company is subject;

(ii) for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period; and

(iii) after such one (1) year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9. Indemnification.

To the fullest extent permissible under applicable law, the Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the Company's Members, Managers, officers, directors, employees, representatives and other agents, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all claims, liabilities, obligations, damages, losses, costs, and expenses (including, without limitation, reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of any of the representations and warranties made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

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10. Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: National Energy Improvement Fund, LLC

Address: 1005 Brookside Road, Suite 200, Allentown, PA 18106

Email: Email: lnelson@neifund.org

Attention: Laura Nelson, Chief Operating Officer

If to the Offeree, to the address set forth on the signature page hereto.

If, at any time during the period that the Subscribed Securities are outstanding, the Offeree's contact information changes, then the Offeree shall promptly notify the Company of such changes in writing.

11. Joinder to Operating Agreement.

The Offeree acknowledges that the rights and obligations of the Members of the Company owning Certificates are set forth in the Operating Agreement, as it may be amended from time to time. The Offeree further acknowledges that by executing this Agreement and paying for the Certificates, the Offeree confirms all of the Offeree's representations and warranties provided in this Agreement to the Company and, subject to acceptance of Offeree's subscription by the Company, shall become a Member of the Company and shall be bound as a Member by all applicable terms of the Operating Agreement. The Offeree represents and warrants that the Offeree, alone or with the Offeree's advisors, has received, read carefully, considered and fully understands the Operating Agreement.

12. Miscellaneous.

This Agreement together with the exhibits and attachments thereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties.

This Agreement will be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, U.S.A., without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction). The Offeree and the Company each agree that the sole and exclusive venue for any suit arising out of, or seeking to enforce, the terms of this Agreement shall be in a state or federal court of competent subject matter jurisdiction situated in the County of Lehigh, Pennsylvania, U.S.A.

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Accordingly, each of the Offeree and the Company hereby irrevocably submits to the exclusive jurisdiction of such courts in any action or proceeding arising out of, or relating to, this Agreement. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON, OR ARISING OUT OF, THIS AGREEMENT, THE SUBSCRIBED SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY, AND VOLUNTARILY, WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

All agreements, representations, and warranties made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

Any term of the Certificates may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding Investment Amounts of the Certificates (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Certificates. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing; but the failure to give such notice does not affect the validity of such amendment or waiver.

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. All exhibits and all schedules to this Agreement are incorporated in this Agreement as if set forth in full. The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement. Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

[Signatures on following page]

Signature Page

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the date set forth below.

By (Signature*): _____

Print Name: _____

Purchase Price (i.e. Original Issue Price x Subscribed Securities) $ _____

Subscribed Securities: _____

Original Issue Price: **$1,000 per Certificate**

*By signing here, you represent that you are an "authorized signatory" for the account purchasing.

Offeree's Notice Address:

Offeree Name: _____

Mailing Address: _____

_____

Email: _____

Attention: _____

The offer to purchase Subscribed Securities as set forth above is confirmed and accepted by the Company as to the Purchase Price set forth immediately above for a like amount to be paid by the Offeree as of the date set forth below.

By: National Energy Improvement Fund, LLC

Signature: **_____**

Print Name: Peter J. Krajsa

Title: Managing Member, Co-Chair and Founder

Issuance Date: **_____**

Appendix 1. Terms of Preferred Investment Certificates

The Class CF Units 2.0 are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $1,250,000, pursuant to the terms of the Subscription Agreements (the "**Subscription Agreements**") between the Company and each holder of the Class CF 2.0 Units. Capitalized terms used, but not defined, in this Appendix 1, shall have the respective meanings ascribed to such terms in that certain Fourth Amended and Restated Operating Agreement of National Energy Improvement Fund, LLC, dated October 12, 2023 (the "**Operating Agreement**"), a redacted copy of which is attached hereto as Appendix 4. Capitalized terms used, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Operating Agreement. In the case of a discrepancy between this agreement, the Form C, and/or the Operating Agreement, the terms in the Operating Agreement shall govern.

Minimum Investment/Minimum Redemption Period
The minimum investment shall be one Certificate with an Original Issue Price of $1,000. No fractional Certificates may be purchased; additional investment amounts are therefore in increments of $1,000. Each Certificate shall have a minimum redemption period of seven (7) years after the date of its issue, unless redeemed as provided herein. Distribution Payments shall be made in accordance with the terms set forth below.

Class CF 2.0 Distribution Payments
If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then, subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 (see Operating Agreement) hereof, for a period of seven (7) years from the date of the initial issuance date of each Member's Class CF 2.0 Units to such Class CF 2.0 Member from the Company (the "Class CF 2.0 Payment Period"), such Class CF 2.0 Member shall receive:

If the initial investment is from $1,000 to $24,999: (i) a return of their subscription price actually paid for each such Class CF 2.0 Unit (based on the original issue price of such Class CF 2.0 Units as set forth on Attachment A hereto (the "Class CF 2.0 Original Issue Price")), and

(ii) interest on any un-returned principal at a rate equal to seven percent (7%) per year, in each case to be paid via twenty-eight (28) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the twenty-eight (28) quarterly payments ("Class CF 2.0 Distribution Payments"). If a Class CF 2.0 Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "Withheld Class CF 2.0 Distribution Payment". For any Withheld Class CF 2.0 Distribution Payment, interest will accrue at a rate of seven percent (7%) on the un-returned principal component and will not on the interest component of the Withheld Class CF 2.0 Distribution Payment.

If the initial investment is equal to or greater than $25,000: (i) a return of their subscription price actually paid for each such Class CF 2.0 Unit (based on the original issue price of such Class CF 2.0 Units as set forth on Attachment A hereto (the "Class CF 2.0 Original Issue Price")), and (ii) interest on any un-returned principal at a rate equal to eight and one-half percent (8.50%) per year, in each case to be paid via twenty-eight (28) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the twenty-eight (28) quarterly payments ("Class CF 2.0 Distribution Payments"). If a Class CF 2.0 Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "Withheld Class CF 2.0 Distribution Payment". For any Withheld Class CF 2.0 Distribution Payment, interest will accrue at a rate of eight and one-half percent (8.50%) on the un-returned principal component and will not on the interest component of the Withheld Class CF 2.0 Distribution Payment.

A sample standard amortization schedule is provided in Table 1 for reference.

Table 1: Sample Standard Amortization Schedules.

Standard Amortization Schedule for an initial investment of $1,000 in Class CF 2.0 Preferred Investment Certificates — FOR A 7% ANNUAL RATE			
Quarter	Distribution Payment	Interest portion of Distribution Payment	Principal portion of Distribution Payment	Ending balance of un-returned principal
1	$45.48	$17.50	$27.98	$972.02
2	$45.48	$17.01	$28.47	$943.55
3	$45.48	$16.51	$28.97	$914.58

4	**$45.48**	$16.01	$29.48	$885.10
5	**$45.48**	$15.49	$29.99	$855.11
6	**$45.48**	$14.96	$30.52	$824.59
7	**$45.48**	$14.43	$31.05	$793.54
8	**$45.48**	$13.89	$31.59	$761.95
9	**$45.48**	$13.33	$32.15	$729.80
10	**$45.48**	$12.77	$32.71	$697.09
11	**$45.48**	$12.20	$33.28	$663.81
12	**$45.48**	$11.62	$33.86	$629.94
13	**$45.48**	$11.02	$34.46	$595.48
14	**$45.48**	$10.42	$35.06	$560.42
15	**$45.48**	$9.81	$35.67	$524.75
16	**$45.48**	$9.18	$36.30	$488.45
17	**$45.48**	$8.55	$36.93	$451.52
18	**$45.48**	$7.90	$37.58	$413.94
19	**$45.48**	$7.24	$38.24	$375.70
20	**$45.48**	$6.57	$38.91	$336.79
21	**$45.48**	$5.89	$39.59	$297.21
22	**$45.48**	$5.20	$40.28	$256.92
23	**$45.48**	$4.50	$40.99	$215.94
24	**$45.48**	$3.78	$41.70	$174.24
25	**$45.48**	$3.05	$42.43	$131.80
26	**$45.48**	$2.31	$43.17	$88.63
27	**$45.48**	$1.55	$43.93	$44.70
28	**$45.48**	$0.78	$44.70	$0.00

Standard Amortization Schedule for an initial investment of $25,000 in Class CF 2.0 Preferred Investment Certificates — FOR AN 8.5% ANNUAL RATE				
Quarter	Distribution Payment	Interest portion of Distribution Payment	Principal portion of Distribution Payment	Ending balance of un-returned principal
1	**$1,193.85**	$531.25	$662.60	$24,337.40
2	**$1,193.85**	$517.17	$676.68	$23,660.72
3	**$1,193.85**	$502.79	$691.06	$22,969.66
4	**$1,193.85**	$488.11	$705.75	$22,263.91
5	**$1,193.85**	$473.11	$720.74	$21,543.17
6	**$1,193.85**	$457.79	$736.06	$20,807.11
7	**$1,193.85**	$442.15	$751.70	$20,055.41
8	**$1,193.85**	$426.18	$767.67	$19,287.73
9	**$1,193.85**	$409.86	$783.99	$18,503.75

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Standard Amortization Schedule for an initial investment of $25,000 in Class CF 2.0 Preferred Investment Certificates — FOR AN 8.5% ANNUAL RATE			
10	$1,193.85	$393.20	$800.65	$17,703.10
11	$1,193.85	$376.19	$817.66	$16,885.44
12	$1,193.85	$358.82	$835.04	$16,050.40
13	$1,193.85	$341.07	$852.78	$15,197.62
14	$1,193.85	$322.95	$870.90	$14,326.72
15	$1,193.85	$304.44	$889.41	$13,437.31
16	$1,193.85	$285.54	$908.31	$12,529.00
17	$1,193.85	$266.24	$927.61	$11,601.39
18	$1,193.85	$246.53	$947.32	$10,654.07
19	$1,193.85	$226.40	$967.45	$9,686.62
20	$1,193.85	$205.84	$988.01	$8,698.61
21	$1,193.85	$184.85	$1,009.01	$7,689.60
22	$1,193.85	$163.40	$1,030.45	$6,659.16
23	$1,193.85	$141.51	$1,052.34	$5,606.81
24	$1,193.85	$119.14	$1,074.71	$4,532.11
25	$1,193.85	$96.31	$1,097.54	$3,434.56
26	$1,193.85	$72.98	$1,120.87	$2,313.70
27	$1,193.85	$49.17	$1,144.69	$1,169.01
28	$1,193.85	$24.84	$1,169.01	$0.00

Notes to the Sample Standard Amortization Schedules:
1. These are samples for illustrative purposes only.
2. The sample schedules show a simplified case where
    a. the initial investment is made precisely at the beginning of Quarter 1 and therefore no interest-only period precedes or follows the 28 equal quarterly payments.
    b. the sample schedules assume all Distribution Payments are made on time and therefore no extension to the 7 year redemption period is required.

Distribution Priority and Liquidation Preference – General

As further discussed below: (i) the right to receive a Class CF 2.0 Distribution Payment is an unsecured obligation of the Company (as used herein, the term, "unsecured" generally means that there is no specific collateral to which investors would have recourse in the event that the Company is unable to meet its payment obligations but rather is a general obligation of the business); and (ii) the Class CF 2.0 Units, and the right to receive a Class CF 2.0 Distribution Payment (or any other payments due on account of the Class CF 2.0 Units), is subject to: (A) the availability of funds; and (B) any applicable Distribution Priorities and/or Liquidation Preferences as are set forth in the Operating Agreement.

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Distribution Priorities.

The Class CF 2.0 Units are junior in distribution priority to the rights of any senior classes of debt or equity securities (currently the Class A Units, Class B Units, Class E Units, Class CF Units and Class F Units). Distributions in respect of Units in the Company shall be made only to Members who, according to the books and records of the Company, are the holders of record of the Units in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Board shall incur any liability for making distributions in accordance with the provisions of the preceding sentence. Subject to: (i) the requirements of the Act; the (ii) the availability of funds; and (iii) the establishment of reasonable reserves in accordance with Section 4.04(a)(3) and Section 4.05 (see Operating Agreement), distributions by the Company shall be made to the Members at the times, and in the aggregate amounts, determined by the Board of Managers. All Distributions shall be made as follows and in the following order of priority (collectively, the "Distribution Priorities"):

(i)   First, to the holders of Class A Units, pro-rata, until the holders of Class A Units have been paid an amount equal to any accrued, but unpaid: Class A Distribution Payments, Withheld Class A Distribution Payments (together with any interest accrued thereon), Class A Bonus Payments or other sums which may be due and owing to the Class A Members pursuant to the terms hereof;

(ii)   Second, to the holders of Class B Units, pro-rata, until the holders of Class B Units have been paid an amount equal to any accrued, but unpaid: Class B Distribution Payments, Withheld Class B Distribution Payments (together with any interest accrued thereon), Class B Redemption payments, any Withheld Class B Redemption Payments (together with any interest accrued thereon), Class B Bonus Payments and/or other sums which may be due and owing to the Class B Members pursuant to the terms hereof;

(iii)   Third, to the holders of Class E Units, pro-rata, until the holders of Class E Units have been paid an amount equal to any accrued, but unpaid: Class E Distribution Payments, Class E Redemption payments, any Withheld Class E Distribution Payments (together with any interest accrued thereon), any Withheld Class E Redemption Payments (together with any interest accrued thereon), Class E Bonus Payments and/or other sums which may be due and owing to the Class E Members pursuant to the terms hereof;

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(iv)   Fourth, to the holders of Class CF Units, pro-rata, until the holders of Class CF Units have been paid an amount equal to any accrued, but unpaid, Class CF Distribution Payments and any Withheld Class CF Distribution Payments (together with any interest accrued thereon); and

(v)   Fifth, to the holders of Class F Units, pro-rata, until the holders of Class F Units have been paid an amount equal to any accrued, but unpaid, Class F Distribution Payments and any Withheld Class F Distribution Payments (together with any interest accrued thereon); and

(vi)   Sixth, to the holders of Class CF 2.0 Units pro-rata, until the holders of Class CF 2.0 Units have been paid an amount equal to any accrued, but unpaid, Class CF 2.0 Distribution Payments and any Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon);

(vii) Seventh, to the holders of the Common Units, in accordance with Section 4.04(a)(2) of the Operating Agreement.

Liquidation Preferences

The Class CF 2.0 Units are junior in liquidation preference to the rights of any senior classes of debt or equity securities (currently the Class A Units, Class B Units, Class E Units, Class CF Units and Class F Units). As further set forth in the Operating Agreement, upon the dissolution or other liquidation of the Company, after the Company has first paid, satisfied or discharged from Company funds all of the debts, liabilities and obligations of the Company to its creditors any remaining assets of the Company shall first be distributed to the Members in following order (the respective liquidation preferences of each Class of Unit as described below are collectively referred to herein as the "Liquidation Preferences"):

- The Company shall first distribute to the Class A Members an amount equal to the Class A Original Issue Price of their respective Class A Units (and, if applicable, any accrued but unpaid Class A Distribution Payments and Withheld Class A Distribution Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class A Bonus Payments);
- Following such payment(s) to the Class A Members, the Company shall then distribute to the Class B Members an amount equal to the Class B Remaining Unpaid Amount of their respective Class B Units (and, if applicable, any accrued but unpaid Class B Distribution

Payments and Withheld Class B Redemption Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class B Bonus Payments);

- Following such payment to the Class B Members, the Company shall then distribute to the Class E Members an amount equal to the unpaid portion of their respective Class E Original Issue Price of their respective Class E Units (and, if applicable, any accrued but unpaid Class E Distribution Payments, Withheld Class E Distribution Payments (together with any interest accrued thereon) and any Withheld Class E Redemption Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class E Bonus Payments);

- Following such payment to the Class E Members, the Company shall then distribute to each Class CF Member an amount equal to: (i) the remaining accrued, but unpaid, Class CF Distribution Payments and Withheld Class CF Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF Original Issue Price associated with their Class CF Units;

- Following such payment to the Class CF Members, the Company shall then distribute to each Class F Member an amount equal to: (i) the remaining accrued, but unpaid, Class F Distribution Payments and Withheld Class F Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class F Original Issue Price associated with their Class F Units;

- Following such payment to the Class F Members, the Company shall then distribute to each Class CF 2.0 an amount equal to: (i) the remaining accrued, but unpaid, Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF 2.0 Original Issue Price associated with their Class CF 2.0 Units.

- After all of the payments required have been made, any remaining assets of the Company shall be distributed to the Common Members (see Operating Agreement for additional detail).

Distribution Priority and Liquidation Preference – Summarized

To summarize the above and without limiting any of the foregoing and for the avoidance of doubt, the distribution rights evidenced by the Certificates shall be subordinate and junior in right of payment to the prior payment in full of: (i) all existing and future payments owing to any existing, and potentially future, "senior" classes of debt or equity securities of the Company (currently including the Class A Units, the Class B Units, Class E, Class CF and Class F Units); and (ii) all existing claims of third-party creditors of the Company, whether now outstanding or subsequently created, assumed or incurred (collectively, "**Senior Obligations**"), which shall consist of: (a) the principal of (and premium, if any) and interest, if any, on all indebtedness of the Company for

money borrowed from third-parties, including, but not limited to, all obligations to the Company's general and secured creditors; (b) any deferred obligations of the Company for the payment of the purchase price of property or assets acquired by the Company; (c) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, bankers' acceptances, security purchase facilities and similar credit transactions; (d) any capital lease obligations of the Company; (e) all obligations of the Company in respect of interest rate swap, cap or other similar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity contracts and other similar arrangements; (f) all obligations of the type referred to in Clauses (a) through (e) of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; (g) all obligations of the types referred to in Clauses (a) through (f) of other persons secured by a lien on any property or asset of the Company; and (h) any and all amendments, renewals, extensions, modifications, and deferrals of the indebtedness and obligations of the type referred to in Clauses (a) through (g); except that the term "Senior Obligations" does not include (i) the Certificates, (ii) any security or obligation that by its terms expressly is junior to, or ranks equally in right of payment with, the Certificates. The Certificates are not secured by any assets of the Company and are not covered by a guarantee from any principals, subsidiaries or affiliates of the Company. There are no restrictions upon the Company against creating senior debt securities, senior equity securities and/or any other indebtedness or ownership interests which may rank on a parity with, or be senior or subordinate to, the subordinated Certificates.

Optional Redemption

As further set forth in the Operating Agreement, at any time, the Company may redeem any outstanding Class CF 2.0 Units for a payment equal to: (i) any accrued, but, unpaid Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class CF 2.0 Original Issue Price associated with such Class CF 2.0 Units.

Change of Control

As used herein, "**Change of Control**" shall mean: (i) the sale, transfer or assignment, in one transaction or a series of related transactions, of all or substantially all of the assets of the Company to an unaffiliated third party; (ii) the sale, transfer or assignment, in one transaction or a series of related transactions, of greater than fifty percent (50%) of the Class C Common Units of the Company to an unaffiliated third party; or (iii) a merger or consolidation of the Company with, or into, any other unaffiliated entity if the Company is not the surviving entity. The Company shall

give the Class CF 2.0 Member notice of a Change of Control at least five (5) Business Days prior to the effective date of such Change of Control.

As further set forth in the Operating Agreement, subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in the Operating Agreement, if, prior to the expiration of the Class CF 2.0 Payment Period, a Change of Control event occurs, then, at the closing of such transaction, each Class CF 2.0 Member shall be entitled to receive all: (i) remaining accrued, but unpaid, Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF 2.0 Original Issue Price associated with their Class CF 2.0 Units.

All Payments on Business Days

If the dates for any payments hereunder falls on a day that is not a business day, the required payment shall be made on the next succeeding Business Day. As used herein, "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York, New York are authorized by law to close.

Application of Payments

The Company shall pay all amounts accrued distributions, or other payments, due on the Certificates in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Certificates pro rata, based on the aggregate Class CF 2.0 Distribution Payment balance of all outstanding Certificates, and (ii) first to interest due on any outstanding delayed Distribution Payments, and then to scheduled Class CF 2.0 Distribution Payments in accordance with a standard amortization schedule.

Valuation

The Certificates are a preferred equity instrument and are valued based upon their respective Original Issue Price (principal amount). The Company believes that the annual interest rate applicable to the Certificates is reflective of general market terms for similar securities. The Company believes the premium over generally available seven-year bank notes of deposit reflects the equity nature of the Certificates, subordination of the Certificates, and the Company's lack of FDIC insurance for its obligations.

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No Voting Rights

The Certificates have no Voting Rights. The Certificates are a non-voting preferred equity security and holders of Certificates will have no voting rights or other ability to influence any actions of the Company.

Modification and Termination

Pursuant to Regulation CF, the terms of the Offering can be modified or offering canceled up to and including the Close date. For further information on this see the Offering Disclosure Documents.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

The Certificates being offered may not be transferred by any purchaser of such securities during the one (1) year period beginning when the securities were issued except for limited circumstances. For further information see Appendix 3. After the one (1) year period, any transfer or sale of the Certificates must receive prior written consent from the Issuer to ensure accurate records of ownership among other material items. Additional restrictions on transfer may be set forth in the Operating Agreement.

Rights of the securities being offered (materially limited, diluted or qualified by the rights of other classes of security)

As noted above, any distribution and/or liquidation rights under the Certificates, are unsecured obligations of the Company that are "subordinated" (i.e., junior in distribution priority and liquidation preference) to the rights of all currently existing, and potentially future, senior classes of equity or debt securities of the Company (currently, the Class A Units, the Class B Units, Class E, Class F and Class CF Units). Therefore, the Company's obligations to the holders of any existing, and potentially future, "senior" classes of securities must be satisfied in-full before payment can be made on the Certificates. Accordingly, there can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, investors may realize a loss, which could be substantial, on their investment in the Certificates. For the avoidance of doubt, no assurance can be given that a Class CF 2.0 Member will realize their anticipated return on said investment, or any return at all, or that said Class CF 2.0 Member will not lose their entire investment. Each prospective investor should consult with the prospective investor's personal attorney, investment advisor and accountant prior to making any investment decision. Similarly, in the event of a liquidation of the Company, the Company would need to satisfy its obligations to the holders of any existing, and potentially future, "senior" classes of securities before payment can be made on the Certificates. In addition, the Certificates have no voting rights or other ability to influence the actions of the Company.

Differences between Classes of Securities

Each class of security authorized and/or issued by the Company has different rights and/or preferences. As discussed above, the Certificates are subordinated/junior to other existing, and

potentially future, senior classes of securities and have no voting rights. In addition, the Certificates evidence a fixed equity interest, and therefore do not provide the Class CF 2.0 Members with a right to participate in the growth of the Company or to otherwise receive any distributions from the Company's profits other than the Class CF 2.0 Distribution Payments.

Effect of Principal Shareholders Rights on Purchasers of Security being Offered

The principal Members and Beneficial Owners, Peter J. Krajsa and Matthew H. Brown, own all of the voting equity of the Company and are the sole members of the Company's Board of Managers. Accordingly, they have the sole ability to control the day-to-day operations of the Company whereas Class CF 2.0 Members have no ability to influence Company action. As noted above, if the Company: (i) creates any additional "senior" classes of equity; and/or (ii) incurs additional third-party debts or liabilities, then, in either case, those obligations and/or liabilities could potentially reduce the Company's available funds, which, in turn, could materially impact the ability of the Company to satisfy its payment obligations under the Certificates.

Security risk to purchasers associated with corporate actions:

- Additional issuances of securities — If such additional securities are "senior" in distribution or liquidation preference to the Certificates, then there is an increased risk that sufficient funds may not be available to provide Distribution Payments to the Certificate holders.
- Issuer repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to provide Distribution Payments to the Certificate holders.
- A sale of the issuer or of assets of the issuer — As noted above, upon a Change of Control event, the Certificate holder is entitled to the return of un-returned principal and accrued interest. However, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other "senior" or "secured" debts and liabilities and Classes of Preferred senior in the waterfall), may be insufficient to satisfy Distribution Payments owed.
- Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.
- Transactions — NEIF has had no transactions since the beginning of the Company's last fiscal year that meet the reporting requirements of Regulation Crowdfunding under Section 227.201(r).

Appendix 2. Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **National Energy Improvement Fund, LLC** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a "Q+A" forum section for live questions and answers!

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Appendix 3. Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

At any time during the first year of when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company. During the period of one (1) year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one (1) year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably

satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Operating Agreement

Additional restrictions on transfer may be set forth in the Operating Agreement.

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Appendix 4. FOURTH AMENDED AND RESTATED OPERATING AGREEMENT OF NATIONAL ENERGY IMPROVEMENT FUND, LLC

Please refer to the National Energy Improvement Fund, LLC Form C Appendix 3 for the full Operating Agreement.

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **National Energy Improvement Fund, LLC** in the "company and person lookup" box.

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